File No. 333-34641

As filed with the Securities and Exchange Commission on March 4, 1998.

                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                   POST-EFFECTIVE AMENDMENT NO. 1
                                 TO

                              FORM S-4
                       REGISTRATION STATEMENT

                                UNDER
                     THE SECURITIES ACT OF 1933

                       MILLER INDUSTRIES, INC.

         (Exact name of issuer as specified in its charter)

            Tennessee                    3713                 62-1566286
      (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of               Industrial            Identification Number)
     incorporation or          Classification Code
     organization)                  Number)

           8503 Hilltop Drive, Ooltewah, Tennessee  37363
                           (423) 238-4171
 ------------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

                            Frank Madonia
            Vice President, Secretary and General Counsel
                       MILLER INDUSTRIES, INC.
           8503 Hilltop Drive, Ooltewah, Tennessee  37363
                           (423) 238-4171
 -------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             Copies to:
                     David A. Stockton, Esquire
                       KILPATRICK STOCKTON LLP
         1100 Peachtree Street, Atlanta, Georgia  30309-4530
                     Telephone:  (404) 815-6500

                     --------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS                          SUBJECT TO COMPLETION
                                      MARCH __, 1998

                         5,000,000 Shares

                     MILLER INDUSTRIES, INC.
                           Common Stock


     This Prospectus relates to 5,000,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Miller Industries, Inc., a Tennessee corporation ("Miller" or the "Company"), which may be issued from time to time in the future by the Company on the completion of acquisitions of assets, businesses and securities, or on the payment of dividends on or conversion of shares of preferred stock or the conversion of or payment of interest on convertible notes issued or deferred payment obligations undertaken in connection with such acquisitions. No period of time has been fixed within which the Shares may be offered or sold.

     The consideration for acquisitions may consist of shares of Common Stock, cash, deferred payment obligations, notes, assumptions of liabilities or a combination thereof as determined by negotiations between the Company's representatives and the owners or controlling persons of the business or properties to be acquired. Factors taken into account in acquisitions include the quality and reputation of the management, potential earning power, cash flow and growth potential of the businesses or properties to be acquired, market value of the Common Stock and other relevant factors. In addition, the Company may lease property from and enter into employment, management, consultant and noncompetition agreements with former owners and key executive personnel of the businesses to be acquired. The terms of such acquisitions and of the issuance of Common Stock under acquisition agreements will generally be determined by direct negotiations with the owners or controlling persons of the business or properties to be acquired. The Company's management anticipates that the Shares issued in any acquisition will be valued at a price reasonably related to the market price of the Common Stock, reported as of one or more times during the period beginning on the date the terms of the acquisition are agreed upon and ending on the date the Shares are issued and delivered.

     This Prospectus may only be used in connection with the issuance of Common Stock pursuant to acquisitions of businesses or properties in business combination transactions that would be exempt from registration but for the possibility of integration with other transactions. If the issuance of Common Stock in connection with an acquisition would not be exempt from registration even if integration is not taken into account, then offerees of the Common Stock in such an acquisition will be furnished with copies of this Prospectus, as amended by a supplement to this Prospectus (a "Prospectus Supplement") or a post-effective amendment (a "Post-Effective Amendment") to the Registration Statement on Form S-4 of which this Prospectus is a part. This Prospectus will be furnished to security holders of the businesses or properties to be acquired.

     If an acquisition has a material financial effect upon the Company, a Current Report on Form 8-K will be filed subsequent to the acquisition containing financial and other information about the acquisition that would be material to subsequent acquirors of the Shares offered hereby, including pro forma financial information for the Company and historical financial information for the company being acquired. A Current Report on Form 8-K will also be filed when an acquisition does not have a per se material effect upon the Company, but if aggregated with other acquisitions since the date of the Company's most recent audited financial statements, would have such a material effect as set forth in Rule 3-05 under Regulation S-X promulgated by the Securities and Exchange Commission (the "Commission").

     All expenses of this offering will be paid by the Company.
No underwriting discounts or commissions will be paid in connection with the issuance of Shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act").

     This Prospectus may not be used in connection with reoffers and resales by persons who receive Shares covered by this Prospectus (the "Selling Shareholders") and who may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act unless accompanied by a Prospectus Supplement or Post-Effective Amendment, if required, naming such persons as Selling Shareholders and providing other information. Resales or reoffers by Selling Shareholders may only be made pursuant to Rule 145(d) under the Securities Act or an exemption from registration under the Securities Act.

     The Common Stock is traded on the New York Stock Exchange
("NYSE") under the symbol "MLR." On March 3, 1998, the closing price of the Common Stock, as reported in the NYSE consolidated reporting system, was $7.00.

     See "Risk Factors" beginning on page 5 for a discussion of certain factors that should be considered by prospective investors.

                         _______________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION NOR HAS THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY
                  REPRESENTATION TO THE CONTRARY
                      IS A CRIMINAL OFFENSE.

                         _______________


        The date of this Prospectus is March __, 1998.


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST DIRECTED TO FRANK MADONIA, VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL, MILLER INDUSTRIES, INC., 8503 HILLTOP DRIVE, OOLTEWAH, TENNESSEE,
37363, (423) 238-4171. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY THE DATE THAT IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF CLOSING.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of that Web site is http://www.sec.gov.

     The Company's Common Stock is listed on the NYSE. All reports, proxy statements and other information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      The Company has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.


        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are hereby incorporated by reference:

*  The Company's Annual Report on Form 10-K for the year ended April
   30, 1997.

*  The Company's Quarterly Report on Form 10-Q for the quarter ended
   July 31, 1997.

* The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997.

*  The Company's Current Reports on Form 8-K filed with the
   Commission on September 26, 1997, November 10, 1997 and
   January 9, 1998, February 25, 1998, and March 4, 1998.

* The description of the Company's Common Stock contained in the Company's Registration of Securities on Form 8-A filed pursuant to the Exchange Act, Commission file number 34-14124.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                    FORWARD-LOOKING STATEMENTS

     The Company may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Commission and its reports to shareholders. This Prospectus contains certain statements, other than those concerning historical information, that should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based on management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Corporation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, factors set forth in this Prospectus under the heading "Risk Factors," and in particular, the risks associated with acquisitions, including, without limitation, the risks that acquisitions do not close and the cost or difficulties related to the integration of the acquired businesses. The Company cautions that such factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, the Company.


                           THE COMPANY

     Miller Industries, Inc. is a leading integrated provider of vehicle towing and recovery equipment and services. The Company markets its towing services under the national brand name of RoadOne and its towing equipment under a number of well-recognized brands.

     Since 1990 the Company has developed or acquired several of the most well-recognized brands in the fragmented towing and recovery equipment manufacturing industry. The Company's strategy has been to increase its market share in the industry through a combination of acquisitions and internal growth. The Company increased its domestic and international market share as a result of the acquisitions of three well-known brands during calendar 1996. In January 1996, the Company acquired Jige Lohr, a leading European manufacturer of wreckers and car carriers, and in April 1996, the Company acquired Boniface, a leading manufacturer of large wreckers in the United Kingdom, thereby establishing itself as the market leader in Europe. In September 1996, the Company acquired Vulcan International, Inc., and in December 1997 the Company acquired Chevron, Inc., two domestic manufacturers of towing and recovery equipment.

     As a natural extension of its leading market position in manufacturing and strong brand name recognition, the Company has broadened its strategy to include vertical integration, with the goal of becoming the leading worldwide manufacturer, distributor and service provider in the towing and recovery industry. Since July 1996, the Company has acquired ten towing equipment distributors, which, together with its independent distributors, are intended to be part of a North American distribution network for towing and recovery equipment as well as other specialty truck equipment and components. In fiscal 1997, the Company established its Financial Services Group to provide equipment

financing and related services to its distributors and their customers. Through the third quarter of fiscal 1998, the Company, through its RoadOne subsidiary, has acquired 64 towing service companies. These acquisitions are part of the Company's plan to establish a national towing service network through owned companies in combination with an extensive group of affiliates. The Company intends to continue its expansion into the towing service and distribution markets in fiscal 1998.

     The Company was incorporated under the laws of the State of Tennessee in April 1994. The Company's principal executive offices are located at 8503 Hilltop Drive, Ooltewah, Tennessee
37363, and its telephone number is (423) 238-4171.


                           RISK FACTORS

     THE BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND FUTURE PROSPECTS OF THE COMPANY, AND THE PREVAILING MARKET PRICE AND PERFORMANCE OF THE COMPANY'S COMMON STOCK, MAY BE ADVERSELY AFFECTED BY A NUMBER OF FACTORS, INCLUDING THE MATTERS DISCUSSED BELOW.

     UNCERTAINTIES IN INTEGRATING OPERATIONS AND ACHIEVING COST SAVINGS. Many of the companies that the Company has recently acquired and that the Company plans to acquire are large enterprises with operations in different markets. The success of any business combination is in part dependent on management's ability following the transaction to integrate operations, systems and procedures and thereby obtain business efficiencies, economies of scale and related cost savings. The challenges posed to the Company's management may be particularly significant because integrating the recently acquired companies must be addressed contemporaneously. There can be no assurance that future consolidated results will improve as a result of cost savings and efficiencies from any such acquisitions or proposed acquisitions, or as to the timing or extent to which cost savings and efficiencies will be achieved.

     RISKS ASSOCIATED WITH ACQUISITION STRATEGY.   The Company
has an aggressive acquisition strategy that has involved, and is expected to continue to involve, the acquisition of a significant number of additional companies. As a result, the Company's future success is dependent, in part, upon its ability to identify, finance and acquire attractive businesses and then to successfully integrate and/or manage such acquired businesses. Acquisitions involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. Although the Company believes that it can identify and consummate the acquisitions of a sufficient number of businesses to successfully implement its growth strategies, there can be no assurance that such will be the case. Further, there can be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly during periods in which the operations of acquired businesses are being integrated into the Company's operations. The Company intends to continue to finance future acquisitions by issuing shares of its Common Stock. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. Although the Company has an established line of credit, there can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

     RISKS OF FOREIGN MARKETS. The Company's growth strategy includes the expansion of its operations in foreign markets. In January 1996 the Company acquired S.A. Jige Lohr Wreckers ("Jige Lohr"), a French manufacturer of wreckers and car carriers, and in April 1996 the Company acquired Boniface Engineering Limited ("Boniface"), a British manufacturer of towing and recovery equipment. Prior to these acquisitions, the Company had limited experience with sales and manufacturing operations outside North America. There is no assurance that the Company will be able to successfully integrate and expand its foreign operations. Furthermore, there is no assurance that the Company will be able to successfully expand sales outside of North America or compete in markets in which it is unfamiliar with cultural and business practices. The Company's foreign operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions and currency translations, changing political conditions and governmental regulations.

     RISKS OF ENTERING NEW LINES OF BUSINESS. The Company's growth strategy includes vertically integrating within the towing and recovery industry through a combination of acquisitions and internal growth. Implementation of its growth strategy has resulted in the Company's entry into several new lines of business. Historically, the Company's expertise has been in the manufacture of towing equipment and the Company had no prior operating experience in the lines of business it recently entered. During fiscal 1997, the Company entered three new lines of business through the acquisition of towing and recovery equipment distributors and towing service companies, and the establishment of the Company's Financial Services Group. The Company's operation of these businesses will be subject to all of the risks inherent in the establishment of a new business enterprise. Such acquisitions present the additional risk that newly-acquired businesses could be viewed as being in competition with other customers of the Company. Although the new businesses are closely related to the Company's towing equipment manufacturing business, there can be no assurance that the Company will be able to successfully operate these new businesses.

     CYCLICAL NATURE OF INDUSTRY AND GENERAL ECONOMIC CONDITIONS. The towing and recovery industry is cyclical in nature and has historically been affected by high interest rates and economic conditions in general. Accordingly, a downturn in the economy could have a material adverse effect on the Company's operations. The industry is also influenced by consumer confidence and general credit availability.

     FLUCTUATIONS IN PRICE AND SUPPLY OF MATERIALS AND COMPONENT PARTS. The Company is dependent upon outside suppliers for its raw material needs and other purchased component parts and, therefore, is subject to price increases and delays in receiving supplies of such materials and component parts. There can be no assurance that the Company will be able to pass any price increase on to its customers. Although the Company believes that sources of its materials and component parts will continue to be adequate to meet its requirements and that alternative sources are available, events beyond the Company's control could have an adverse effect on the cost or availability of such materials and component parts. Additionally, demand for the Company's products could be negatively affected by the unavailability of truck chassis, which are manufactured by third parties and are typically purchased separately by the Company's distributors or by towing operators and are sometimes supplied by the Company.

     COMPETITION. The towing and recovery equipment manufacturing industry is highly competitive. Competition for sales exists at both the distributor and towing-operator levels and is based primarily on product quality and innovation, reputation, technology, customer service, product availability and price. In addition, sales of the Company's products are affected by the market for used towing and recovery equipment. Certain of the Company's competitors may have substantially greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than the Company. The Company may also face significant competition from large competitors as it enters new lines of business, including towing and recovery equipment distribution, financial services and towing service businesses.

     DEPENDENCE ON PROPRIETARY TECHNOLOGY. Historically, the Company has been able to develop or acquire patented and other proprietary product innovations which have allowed it to produce what management believes to be technologically advanced products relative to most of its competition. Certain of the Company's patents expire in 2004 at which time the Company may not have a continuing competitive advantage through proprietary products and technology. The Company's historical market position has been a result, in part, of its continuous efforts to develop new products. The Company's future success and ability to maintain market share will depend, to an extent, on new product development.

     LABOR AVAILABILITY. The timely production of the Company's wreckers and car carriers requires an adequate supply of skilled labor. In addition, the operating costs of each manufacturing and towing service facility can be adversely affected by high turnover in skilled positions. Accordingly, the Company's ability to increase sales, productivity and net earnings will be limited to a degree by its ability to employ the skilled laborers necessary to meet the Company's requirements. There can be no assurance that the Company will be able to maintain an adequate skilled labor force necessary to efficiently operate its facilities.

     DEPENDENCE ON KEY MANAGEMENT. The success of the Company is highly dependent on the continued services of the Company's management team. The loss of services of one or more key members of the Company's senior management team could have a material adverse effect on the Company. Although the Company historically has been successful in retaining the services of its senior management, there can be no assurance that the Company will be able to retain such personnel in the future.

     PRODUCT LIABILITY AND INSURANCE. The Company is subject to various claims, including product liability claims arising in the ordinary course of business, and may at times be a party to various legal proceedings that constitute ordinary routine litigation incidental to the Company's business. The Company maintains reserves and liability insurance coverage at levels based upon commercial norms and the Company's historical claims experience. A successful product liability or other claim brought against the Company in excess of its insurance coverage or the inability of the Company to acquire insurance at commercially reasonable rates could have a material adverse effect upon the Company's business, operating results and financial condition.

     VOLATILITY OF MARKET PRICE. From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     POSSIBLE ADVERSE EFFECT OF FUTURE SALES OF COMMON STOCK.
The Company has filed a shelf registration statement to register for sale, from time to time on a continuous basis, an aggregate of approximately 5.7 million shares of Common Stock, which shares were issued by the Company as consideration for businesses acquired by it since August 1996 through August 1997. Future sales of such shares, or the perception that such sales could occur, could adversely affect the market price of Common Stock. There can be no assurance as to when, and how many of, such shares will be sold and the effect such sales may have on the market price of Common Stock. In addition, the Company intends to continue to issue Common Stock in connection with certain of its acquisitions or in other transactions. Such securities may be subject to resale restrictions in accordance with the Securities Act and the regulations promulgated thereunder, as well as resale limitations imposed by tax laws and regulations or by contractual provisions negotiated by the Company. As such restrictions lapse, such securities may be sold to the public.
It is contemplated that any such shares will be issued pursuant to this Prospectus, as it may be supplemented or amended from time to time, and thus will no longer be subject to any holding period under Rule 144. In the event of the issuance and subsequent resale of a substantial number of shares of Common Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of Common Stock.

     CONTROL BY PRINCIPAL SHAREHOLDER.   William G. Miller, the
Chairman and Co-Chief Executive Officer of the Company, beneficially owns approximately 15% of the outstanding shares of Common Stock. Accordingly, Mr. Miller has the ability to exert significant influence over the business affairs of the Company, including the ability to influence the election of directors and the result of voting on all matters requiring shareholder approval.

     ANTI-TAKEOVER PROVISIONS OF CHARTER AND BYLAWS; PREFERRED STOCK. The Company's Charter and Bylaws contain restrictions that may discourage other persons from attempting to acquire control of the Company, including, without limitation, a Board of Directors that has staggered terms for its members (although the Company's Charter will be amended to eliminate the staggered board effective with the 1998 annual meeting of shareholders), prohibitions on shareholder action by written consent, and advance notice requirements respecting amendments to certain provisions of the Company's Charter and Bylaws. In addition, the Company's Charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by the Board of Directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of Common Stock and thus may adversely affect the rights of holders of Common Stock.


                         USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that the Company may issue from time to time in connection with proposed acquisitions by the Company or one or more of its subsidiaries. The Company will not receive any proceeds from these offerings other than the value of the businesses or properties acquired by the Company or one or more of its subsidiaries in the proposed acquisitions.


               SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth the selected consolidated financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and Notes thereto. The selected consolidated financial data for the years ended April 30, 1997, 1996 and 1995 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the year ended July 31, 1993, the nine months ended April 30, 1994, the twelve months ended April 30, 1994 and for the six months ended October 31, 1997 and October 31, 1996 have been derived from the unaudited consolidated financial statements of the Company which in the opinion of management, include all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations of the Company for those periods.

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

               SELECTED CONSOLIDATED FINANCIAL DATA

                                                Six
                                               Months                                             Twelve       Nine
                                               Ended                                              Months      Months       Year
                                             October 31             Years ended April 30          Ended       Ended       Ended
                                           ---------------       --------------------------     April 30,   April 30,    July 31,
                                           1997       1996       1997       1996       1995      1994<F1>    1994<F2>     1993
                                           ----       ----       ----       ----       ----      -------    --------     -------
                                                                   (In thousands except per share data)
 Statements of Income Data:
 Net Sales ............................  $180,080   $135,024   $292,394   $ 180,463  $139,779   $  94,601   $ 74,192    $  71,554
 Costs and expenses:
    Costs of operations.................  143,450    111,756    238,625     148,490   113,439      72,985     57,306       54,751
    Selling, general and                   20,469     13,090     29,740      17,629    14,750      15,273     11,508       13,188
       administrative expenses.........
    Merger related expenses ...........     ---        ---          452       ---        ---        ---        ---          ---
    Restructuring Costs ...............     4,100      ---        ---         ---        ---        ---        ---          ---
    Interest expense, net .............       700        257        620         209       370         409        338          311
                                         --------    -------    -------     -------   -------     -------    -------      -------
 Total costs and expenses .............   168,719    125,103    269,437     166,328   128,559      88,667     69,152       68,250
 Income before income taxes,
    extraordinary gain and cumulative
    effect of accounting change........    11,361      9,921     22,957      14,135    11,220       5,934      5,040        3,304
 Provision for income taxes ...........     4,265      3,548      8,436       5,108     3,736       1,644      1,620          100
                                         --------    -------    -------     -------   -------     -------    -------      -------
 Income before extraordinary gain and
    cumulative effect of accounting
    change............................     7,096      6,373     14,521       9,027     7,484       4,290      3,420        3,204
 Extraordinary gain on debt
    retirement (less applicable
    income tax of $175 in 1995 and
    $26 in 1994) .....................      ---        ---        ---         ---         288       1,143      1,143          ---
 Cumulative effect of change in
    accounting for income taxes ......      ---        ---        ---         ---       ---           781        781          ---
 Net income  .........................      7,096      6,373     14,521       9,027     7,772       6,214      5,344        3,204
 Preferred stock dividends............      ---        ---        ---         ---       ---           (66)       (38)        (111)
                                         --------    -------    -------     -------   -------     -------    -------      -------
 Net income available for common
    stockholders .....................   $  7,096   $  6,373   $ 14,521   $   9,027  $  7,772   $   6,148   $  5,306    $   3,093

 Net income per common share<F3>:
    Before extraordinary gain and
        cumulative effect of
        accounting change.............   $   0.15   $   0.16   $   0.35   $    0.26  $   0.25   $    0.20   $   0.16    $    0.15
    Extraordinary gain on debt
        retirement ...................       ---        ---       ---          ---       0.01        0.05       0.05         ---
    Cumulative effect of change in
        accounting for income taxes ..       ---        ---       ---          ---       ---         0.04       0.04         ---
                                         --------    -------    -------     -------   -------     -------    -------      -------
                                         $   0.15   $   0.16   $   0.35   $    0.26  $   0.26        0.29       0.25    $    0.15

 Weighted average number of common
    and common equivalent shares
    outstanding ......................     45,988     39,485     41,454      34,102    29,428      21,072     21,072       21,072
                                         ========   ========   ========   ========== ========     =======    =======    =========
 BALANCE SHEET DATA (AT PERIOD END):
 Working capital .....................   $ 67,876   $ 55,794   $ 61,980   $  52,438  $ 19,011   $   ---     $  9,382    $   2,361
 Total assets   ......................    245,728    141,586    215,297     123,978    66,018       ---       42,156       31,704
 Long-term debt, less current portion .    32,619     10,390     11,282       9,335     5,171       ---       17,848       12,746
 Cumulative redeemable preferred
  stock ..............................      ---        ---        ---         ---       ---         ---        4,094        4,094
 Common shareholders' equity
 (deficit) ...........................    157,319     81,564    138,783      71,913    32,320       ---        2,443         (201)

<F1>  The twelve month period ended April 30, 1994 is presented for comparison only.
<F2>  In connection with the reorganization preceding the initial public offering, the Company adopted an April 30 year end.
<F3>  Net income per common share and the weighted average number of common and common equivalent shares outstanding are computed after giving retroactive effect to the 3-for-2 stock split effected on April 12, 1996, the 2-for-1 stock split effected on September 30, 1996, the 3-for-2 stock split effected on December 30, 1996, and the issuance of 18,472,500 shares of common stock in connection with the reorganization in April 1994.

                              LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares offered hereby will be passed upon by Kilpatrick Stockton LLP, Atlanta, Georgia.

                                 EXPERTS

     The audited financial statements included in or incorporated by reference in this prospectus or elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.




         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN
         AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
         REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS
         PROSPECTUS IN CONNECTION WITH THE OFFER MADE
         HEREBY.  IF GIVEN OR MADE, SUCH INFORMATION AND                           5,000,000 SHARES
         REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
         BEEN AUTHORIZED BY THE COMPANY.  THIS PROSPECTUS
         DOES NOT CONSTITUTE AN OFFER TO SELL OR
         SOLICITATION OF AN OFFER TO BUY ANY OF THE
         SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO
         ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH
         OFFER IN SUCH JURISDICTION.  NEITHER THE DELIVERY                     MILLER INDUSTRIES, INC.
         OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AT
         ANY TIME SHALL UNDER ANY CIRCUMSTANCES CREATE ANY
         IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT
         AT ANY TIME AFTER THE DATE HEREOF.






                                                                                     COMMON STOCK


                                                                             ___________________________
         ______________________
                                                                                      PROSPECTUS
         TABLE OF CONTENTS                                                   ___________________________
                                                   Page
                 ----
         Available Information . . . . . . . . . . . 3
         Incorporation of Certain
           Information by Reference  . . . . . . . . 3
         Forward-Looking Statements  . . . . . . . . 4
         The Company . . . . . . . . . . . . . . . . 4                               MARCH __, 1998
         Risk Factors  . . . . . . . . . . . . . . . 5
         Use of Proceeds . . . . . . . . . . . . . . 8
         Selected Financial Data . . . . . . . . . . 8
         Legal Matters . . . . . . . . . . . . . .  10
         Experts . . . . . . . . . . . . . . . . .  10
         ______________________


                                 PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Tennessee Business Corporation Act (the "TBCA") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain of the directors' fiduciary duties. In general, the duty of care requires that a director exercise his judgment in good faith on an informed basis, and in a manner he reasonably believes to be in the best interests of the corporation. Absent the limitations now authorized by the TBCA, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     The Charter of the Company limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the laws of the State of Tennessee, as so amended. Specifically, a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of such directors fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful distributions, or (iv) receipt of an improper personal benefit. The Charter provides that if the TBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of a corporation will be eliminated or limited to the fullest extent permitted by the law, as so amended.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement:

                                                     INCORPORATED BY
                                                       REFERENCE TO
                                                   REGISTRATION OR FILE        FORM OR                            NUMBER IN
                    DESCRIPTION                           NUMBER                REPORT       DATE OF REPORT        REPORT
----------------------------------------------------------------------------------------------------------------------------
3.2       Charter of the Registrant                         --                Form 10-K       July 29, 1997         3.1
3.2       Bylaws of the Registrant                       33-79430                S-1           August 1994          3.2
5.1       Opinion of Kilpatrick Stockton LLP            333-34641                S-4           August 1997          5.1
23.1      Consent of Arthur Andersen LLP                    *
23.2      Consent of Kilpatrick Stockton LLP            333-34641                S-4           August 1997         23.2
          (included in Exhibit 5.1)

24        Power of Attorney (included on                333-34641                S-4           August 1997          24
          signature page of initial filing)
---------------------------
*  Filed with this report.

ITEM 22.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i)  To include any prospectus required by Section
          10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on February 28, 1998.


                              MILLER INDUSTRIES, INC.


                              By:  /s/ Adam L. Dunayer
                                   Adam L. Dunayer
                                   Vice President and Chief
                                   Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of February, 1998.


Signature                          Title
----------                         -------

            *
-----------------------------
     William G. Miller             Chairman of the Board of Directors


          *
------------------------------     President, Chief Executive Officer,
     Jeffrey I. Badgley            and Director (Principal Executive Officer)


     /s/ Adam L. Dunayer
-----------------------------      Vice President, Treasurer and
     Adam L. Dunayer               Chief Financial Officer (Principal
                                   Financial and Accounting Officer)

          *
-----------------------------
     A. Russell Chandler, III      Director


          *
-------------------------------    Director
     Paul E. Drack


          *
--------------------------------   Director
     Stephen A. Furbacher


          *
---------------------------------  Director
     Richard H. Roberts


*By: /s/ Adam L. Dunayer
     Adam L. Dunayer
     Attorney-in-fact

                                                     INCORPORATED BY
                                                       REFERENCE TO
                                                   REGISTRATION OR FILE        FORM OR                            NUMBER IN
                    DESCRIPTION                           NUMBER                REPORT       DATE OF REPORT        REPORT
----------------------------------------------------------------------------------------------------------------------------

3.2       Charter of the Registrant                         --                Form 10-K       July 29, 1997         3.1
3.2       Bylaws of the Registrant                       33-79430                S-1           August 1994          3.2
5.1       Opinion of Kilpatrick Stockton LLP            333-34641                S-4           August 1997          5.1
23.1      Consent of Arthur Andersen LLP                    *
23.2      Consent of Kilpatrick Stockton LLP            333-34641                S-4           August 1997         23.2
          (included in Exhibit 5.1)
24        Power of Attorney (included on                333-34641                S-4           August 1997          24
          signature page of initial filing)

*  Filed with this report.